Exhibit 99.1

FOR IMMEDIATE RELEASE

Amber Premium FZE Secures Virtual Asset Service Provider License from Dubai’s VARA

Dubai, United Arab Emirates, April 28, 2026 – Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name “Amber Premium,” the private banking-grade digital wealth management platform of Amber Group serving high-net-worth individuals and leading institutions, today announced that its Dubai subsidiary, Amber Premium FZE, has received a Virtual Asset Service Provider (VASP) License from Dubai’s Virtual Assets Regulatory Authority (VARA).

The VASP License grants Amber Premium the authority to commence operations and to offer three regulated activities in and from the Emirate of Dubai, including virtual asset (VA) Broker-Dealer Services, VA Management and Investment Services, and VA Lending and Borrowing Services for global institutional and qualified investors as defined under VARA’s rulebooks.

“Receiving the VASP License from VARA is a milestone in our long-term roadmap for the region. We are deliberate in pacing our expansion with the evolution of global governance,” said Michael Wu, CEO and Chairman of the Board, Amber Premium. “This authorization accelerates our mission to provide institutional-grade digital wealth infrastructure to our clients in the UAE. We remain committed to a compliance-first architecture, ensuring that our growth contributes directly to the integrity and safety of the local financial ecosystem.”

Established under Dubai Law No. 4 of 2022, VARA is the world’s first independent regulator for virtual assets, overseeing the development and supervision of virtual asset activities across the Emirate. The authority plays a pivotal role in shaping Dubai’s advanced regulatory environment—one that sets global benchmarks for market integrity, investor protection, industry governance, and innovation-driven growth.

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About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name “Amber Premium,” is a global leading digital wealth management platform. As a private banking grade expert in digital wealth management and a subsidiary of Amber Group, Amber Premium is a trusted partner to high-net-worth individuals and leading institutions, delivering institutional-grade market access, execution infrastructure, and investment solutions. The firm is set to redefine the digital wealth management landscape, serving as a proven Nasdaq-listed gateway to digital assets. Learn more at www.ambr.io.

Media Contacts

Amber International Holding Limited

E-mail: pr@ambr.io